UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Northwest Biotherapeutics, Inc.

Common Stock, $0.001 par value
(Title of Class of Securities)

66737P600
(CUSIP Number)

February 9, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66737P600

1	NAME OF REPORTING PERSON: Dennis Mehiel
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	5	SOLE VOTING POWER:
SHARES
BENEFICIALLY		3,248,555 shares of Common Stock.
OWNED
BY EACH	6	SHARED VOTING POWER:
REPORTING
PERSON		0 shares of Common Stock.

	7	SOLE DISPOSITIVE POWER:

		3,248,555 shares of Common Stock.

	8	SHARED DISPOSITIVE POWER:

		0 shares of Common Stock.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,248,555 shares of Common Stock.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.2%

12	TYPE OF REPORTING PERSON

IN

CUSIP No. 66737P600

1	NAME OF REPORTING PERSON: Four M Purchasers LLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 32-0357803

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	5	SOLE VOTING POWER:
SHARES
BENEFICIALLY		0 shares of Common Stock.
OWNED
BY EACH	6	SHARED VOTING POWER:
REPORTING
PERSON		651,974 shares of Common Stock.

	7	SOLE DISPOSITIVE POWER:

		0 shares of Common Stock.

	8	SHARED DISPOSITIVE POWER:

		651,974 shares of Common Stock.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

651,974 shares of Common Stock.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.6%

12	TYPE OF REPORTING PERSON

OO

Item	1(a)	Name of Issuer:

Northwest Biotherapeutics, Inc.

	1(b)	Address of the Issuer’s Principal Executive Offices:

4800 Montgomery Lane Suite 800 Bethesda, Maryland 20814

Item	2(a) – (c)	Name, Principal Business Address, and Citizenship of Person Filing:

Dennis Mehiel

7 Renaissance Square

5th Floor

White Plains, NY 10601

Mr. Mehiel is a citizen of the United States of America

Four M Purchasers, LLC

7 Renaissance Square

5th Floor

White Plains, NY 10601

Four M Purchasers, LLC is a limited liability company formed under the laws of the State of Delaware

	2(d)	Title of Class of Securities:

COMMON STOCK, $0.001 par value

	2(e)	CUSIP Number:

66737P600

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Ownership as of August 15, 2013 is incorporated herein by reference from items (5) – (9) and (11) of the cover page for each Reporting Person.

The number of shares reported in items (5) – (9) and (11) consists of 1,849,865 shares of common stock and warrants to acquire 1,398,690 shares of common stock owned by Dennis Mehiel, either directly or through Four M Purchasers, LLC, a limited liability company whose sole member is Mr. Mehiel. The number of shares reported in items (5) – (9) and (11) for Four M Purchasers, LLC consists of 489,474 shares and warrants to acquire 162,500 shares. The ownership percentages in item (11) is based on 38,339,453 shares outstanding, which is the sum of the 33,861,841 shares outstanding as of August 8, 2013 as set forth in the Registrant’s most recent Quarterly Report on Form 10-Q plus the 4,477,612 shares issued by the Registrant on August 14, 2013 following the closing of its public offering as described in the Registrant’s Prospectus Supplement dated August 8, 2013 to its Prospectus dated February 5, 2013.

The shares and warrants were acquired by the Reporting Persons in a series of transactions between September 2009 and December 2012. On or about February 9, 2012, the Reporting Persons’ beneficial ownership of the Common Stock and warrants aggregated approximately 5.1% of the outstanding common stock of the Registrant, determined in accordance with Rule 13d-3. At December 31, 2012, the Reporting Persons’ beneficial ownership of the Common Stock and warrants aggregated approximately 11.6% of the outstanding common stock of the Registrant, determined in accordance with Rule 13d-3, as a result of an agreement between the Registrant and the Reporting Persons to convert certain promissory notes of the Registrant owned by the Reporting Persons into equity of the Registrant and the purchase of certain shares of common stock and warrants in the Registrant’s public offering in December 2012 as well as in several private placements between April and October 2012. The Reporting Persons have neither sold nor acquired any shares of common stock or warrants of the Registrant since December 31, 2012 and the decrease in the Reporting Persons’ percentage ownership is solely due to the issuance of additional shares by the Registrant.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Four M Purchasers, LLC

Date: August 16, 2013	By:	/s/ Dennis Mehiel
Dennis Mehiel Managing Member

Date: August 16, 2013	By:	/s/ Dennis Mehiel
Dennis Mehiel